NEWERA TECHNOLOGY DEVELOPMENT CO. LTD.
25-1303 DONGJIN CITY SUITE
EAST DONGSHAN RD., HUAINA, ANHUI PROVINCE
PEOPLE’S REPUBLIC OF CHINA 232001

Via U.S. mail and facsimile

John P. Lucas
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NewEra Technology Development Co., Ltd. Registration Statement on Form 10 Filed August 26, 2009 File No. 0-53775

Dear Mr. Lucas:

We represent NewEra Technology Development Co., Ltd.  (“NewEra” or, the “Company,” “we,” “us,” or “our”).  By letter dated August 26, 2009, the staff (the “Staff,” “you,” or “your”) of the United States Securities and Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form 10 originally filed on August 26, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
Provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes.  To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas.  Further, please provide updated disclosure with each amendment.  This will minimize the need for us to repeat similar comments.

RESPONSE:	We have revised the registration statement wherever applicable and provided complete responses as instructed.

Business, page 3

2.
You state that your date of incorporation (inception) was April 20, 2009.  However, we note that elsewhere throughout your filing, for example, in the “Risk Factors” section on page 7, and in “Note 1 to the Financial Statements” on page F-6, you indicate that the date of incorporation was April 17, 2009.  Please revise your disclosures to consistently indicate the correct date of your incorporation.

RESPONSE:	We have revised the registration statement to disclose that the date of incorporation of the Company was April 17, 2009.

3.	Please provide independent support for your statements at page 3 regarding the macro healthcare environment and China’s pharmaceutical industry.

RESPONSE:
After careful consideration by management, we have revised the registration statement to remove the statements under the subheading “Pharmaceutical Industry in China” regarding the macro healthcare environment and China’s pharmaceutical industry.

4.	It appears that the study that you reference at page 4 relates to China’s pharmaceutical industry in 2007, 2006 and 2005. Please clarify your references to “last year” and “from a year earlier.”

RESPONSE:
As provided in our response to Comment 3, we have revised the registration statement to remove the statements under the subheading “Pharmaceutical Industry in China” regarding the macro healthcare environment and China’s pharmaceutical industry.

Development Plan, page 4

5.
The Form 10 registration statement will become effective by operation of law on October 26, 2009, 60 days from the date you filed it with the Commission.  See Section 12(g)(1) of the Securities Exchange Act of 1934.  Please revise you disclosure referencing May 1, 2009.  Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.  Because this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form.  You may contact us if you need to discuss this alternative.

RESPONSE:
We have revised the registration statement to remove the reference to May 1, 2009 and disclose that this registration statement on Form 10 will become effective by operation of law on October 26, 2009.

Risk Factors, page 6

6.	Please remove the reference at page 6 to “selling stockholders.”

RESPONSE:	We have revised the registration statement to remove the reference at page 6 to “selling stockholders.”

7.
Please provide a risk factor addressing the risk that you may not be able to continue as a going concern.  In this regard, we note that your auditor has expressed substantial doubt that you will be able to continue as a going concern.

RESPONSE:	We have revised the registration statement to provide a risk factor addressing that risk that our auditor has expressed substantial doubt that we may not be able to continue as a going concern,

We have no cash and no operations….page 6

8.
You state that payment of your operating expenses and expenses of implementing your business plan is “the responsibility of” your president.  Please disclose whether you have any agreements with Mr. Chen regarding the provision of funds to pay for your operating expenses and to implement your business plan.  Please file as an exhibit to your registration statement any such agreement.

RESPONSE:
We have revised the registration statement to disclose that we do not have any agreements with Mr. Chen regarding the provision of funds to pay for our operating expenses and/or to implement our business plan.

Since we have not yet selected any target business….page 6

9.
We note that you do not have any units authorized and you are not registering a securities offering.  Please revise your filing to remove the references to “units” and to “this offering.”  In addition, we note your disclosure that you are subject to the limitation that a target business have its primary operating facilities located in the People’s Republic of China.  Please advise us how you are subject to such limitation.

RESPONSE:
We have revised the registration statement to remove all references to “units” and to “this offering.”   We have removed the reference to the fact that we are subject to the limitation that a target business must have its primary operating facilities located in the People’s Republic of China since we not subject to this limitation.

We have no existing agreement….page 6

10.
Please provide consistent disclosure throughout your filing regarding your intentions in searching for a target company.  For example, you state at page 6 that management has not identified any particular industry or specific business within an industry for evaluation.  However, you state at page 4 that you will limit your search for a potential target among China-based pharmaceutical companies.

RESPONSE:	We have revised the registration statement to provide consistent disclosure regarding our intentions in searching for a target among China-based pharmaceutical companies.

There is competition for those private companies suitable for a merger….page 7

11.
We note that you repeat the risk factor subtitled, “There is competition for those private companies suitable for a merger transaction of the type contemplated by management.”  Please eliminate any such duplication.

RESPONSE:	We have revised the registration statement to remove the duplicate risk factor.

There is currently no trading market….page7

12.	Please revise this risk factor to disclose that a trading market for your common stock may never develop.

RESPONSE:	We have revised the risk factor to disclose that a trading market for our common stock may never develop.

There are issues impacting liquidity of our securities….page 9

13.	Please tell us why this risk is relevant to your filing. In the alternative, please remove this risk factor.

RESPONSE:	We have revised the registration statement to remove this risk factor.

Because we may seek to complete a business combination…..page 10

14.
Please provide consistent disclosure in your filing regarding the form of your anticipated business combination.  For example, you disclose at pages 5-6 various possible forms of acquisition.  However, at page 10 you state that you “will” assist a privately held business to become public through a reverse merger.

RESPONSE:	We have revised the registration statement to disclose that “reverse merger” is only one business combination method we may choose.

Management’s Discussion and Analysis of Plan of Operations, page 11

15.
We note your disclosure that you believe that you will be able to meet the costs in the next twelve months related to complying with your Exchange Act reporting obligations and consummating an acquisition through the use of funds in your treasury and from other sources.  However, it appears that you have no assets.  Please advise.  In addition, your disclosure that you will be able to meet these costs through amounts to be loaned by or invested by your “stockholders, management or other investors” does not appear to be consistent with your disclosure that payment of your expenses is the responsibility of your sole officer, director and shareholder.  Please revise.

RESPONSE:	We have revised our statements to disclose that we will rely upon the provision of funds from Mr. Zengxing Chen, our sole officer and director, to meet the costs in the next twelve months.

Directors, Executive Officers, Promoters and Control Persons, page 13

16.	Please disclose the principal business of Zhejiang Tiantai Yijie Granolithic Processing Company. See Item 401(e) of Regulation S-K.

RESPONSE:	We have revised the registration statement to disclose the principal business of Zhejiang Tiantai Yijie Granolithic Processing Company.

17.	It appears that Mr. Chen has no experience in the pharmaceutical industry or in business combination activities. Please add related risk factor disclosure.

RESPONSE:	We have revised the registration statement to add a risk factor disclosing that Mr. Chen has no experience in the pharmaceutical industry or in business combination activities.

Certain Relationships and Related Transactions, page 14

18.
We note your statement in the first paragraph of this section that you issued 1,000,000 shares of common stock to your president, director and sole stockholder, as founder shares in consideration of his role as incorporator.  However, in the next paragraph, on page 15, you state that 110,000,000 shares of common stock were issued as the founder shares. This inconsistency is similarly disclosed in the section titled, “Recent Sales of Unregistered Securities,” on page 15.  Accordingly, please revise your disclosures to eliminate these inconsistencies in the amount of founder shares issued.

RESPONSE:	We have revised our registration statement to eliminate all the inconsistencies related to the number of founder shares issued.

Report of Independent Registered Public Accounting Firm, page F-1

19.
In the future, please include a signed report, obtained from your independent registered public accounting firm, corresponding with any audited financial statements that are included in your filings, to comply with Article 2-02(a) of Regulation S-X.

RESPONSE:	We have included a signed report from our independent registered public accounting firm in the amendment to this Form 10.

Notes to Financial Statements, page F-6

Note 2 – Summary of Significant Accounting Policies, page F-6

Recent Accounting Pronouncements, page F-7

20.
In your disclosure pertaining to FSP APB 14-1, you state that you adopted this standard on January 1, 2009.  You subsequently state that you are evaluating the impact that adoption will have on your financial statements and results of operations.  Accordingly, please revise your disclosure to clarify whether you have adopted this standard or are still in the process of evaluating its impacts.

RESPONSE:
We have revised the Note 2 to the Financial Statements to remove the statement that “The Company has adopted FSP APB 14-1 beginning January 1, 2009, and this standard must be applied on a retroactive basis” in paragraph 4 under the subheading “Recent Accounting Pronouncements.”

Very truly yours,

NEW ERA TECHNOLOGY DEVELOPMENT CO., LTD.

By:	/s/ Zengxing Chen
Name: Zengxing Chen
Title: President and Director